Cantor Entertainment Technology, Inc.

2575 S. Highland Drive

Las Vegas, NV 89109

702-677-3800

May 25, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Cantor Entertainment Technology, Inc.

Registration Statement on Form S-1 (File No. 333-178721)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Cantor Entertainment Technology, Inc. (the “Company” or “we”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-178721), including all amendments and exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement at this time because we expect to submit a new draft registration statement pursuant to the confidential submission process available to “emerging growth companies” under new Section 6(e) of the Securities Act. In that regard, the Company also informs the Commission that the Company may rely on Rule 155(c) under the Securities Act in connection with any private offering undertaken by it following the withdrawal of the Registration Statement.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions in connection with this request, please contact the undersigned at 702-677-3800 or Christopher T. Jensen of Morgan, Lewis & Bockius LLP at 212-309-6134.

Sincerely,

CANTOR ENTERTAINMENT TECHNOLOGY, INC.

By:	/s/ Lee M. Amaitis
Lee M. Amaitis President and Chief Executive Officer

cc:	Susan Block, Esq.

Tonya K. Aldave, Esq.